Exhibit 99.1

Nano Labs Announces US$500 Million Convertible Notes Private Placement for BNB Treasury Strategy

HONG KONG, June 24, 2025 (GLOBE NEWSWIRE) -- Nano Labs Ltd (Nasdaq: NA) ("we," the "Company" or "Nano Labs"), a leading Web 3.0 infrastructure and product solution provider in China, today announces that it has entered into a convertible notes purchase agreement (the “Agreement”) under which the Company has agreed to issue, and several investors have agreed to subscribe for, a convertible promissory notes in the aggregate principal amount of US$500 million (the “Notes”).

The Notes will mature in 360 days following the issuance, with no interest accruing on the outstanding principal amount. During 360 days from the date of this Notes, the Notes are convertible, in whole or in part, into the Class A ordinary shares of the Company (the “Ordinary Shares”) at the option of the holder thereof. The conversion price is initially US$20 per Ordinary Share, subject to adjustment as set forth in the Notes. Unless previously converted, the Company shall repay the outstanding principal amount on the maturity date. The Notes shall be an unsecured general obligation of the Company.

The closing under the agreement is subject to customary closing conditions. There is no guarantee that closing will happen in full or at all. Investors should not place on due reliance on this press release.

The Agreement marks an important step in the Company’s strategic growth. As part of this initiative, Nano Labs will conduct a thorough assessment of the security and value of BNB. In the initial phase, the Company plans to acquire US$1 billion worth of BNB via convertible notes and private placements. Over the long term, Nano Labs aims to hold 5% to 10% of BNB’s total circulating supply.

About Nano Labs Ltd

Nano Labs Ltd is a leading Web 3.0 infrastructure and product solution provider in China. Nano Labs is committed to the development of high throughput computing (“HTC”) chips and high performance computing (“HPC”) chips. Nano Labs has built a comprehensive flow processing unit (“FPU”) architecture which offers solution that integrates the features of both HTC and HPC. In addition, it has established Bitcoin value investment and adopted Bitcoin as primary reserve asset. Nano Labs has established an integrated solution platform covering three main business verticals, including HTC solutions and HPC solutions. The HTC solutions feature its proprietary Cuckoo series chips, which have become alternative Application-Specific Integrated Circuit (“ASIC”) solutions for traditional GPUs. Nano Lab’s Cuckoo series are one of the first near-memory HTC chips available in the market*. For more information, please visit the Company’s website at: ir.nano.cn.

*According to an industry report prepared by Frost & Sullivan.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s plan to appeal the Staff’s determination, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

Nano Labs Ltd

Email: ir@nano.cn

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com